FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of November 2010

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 5th Series of Unsecured Subordinated Bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 29, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Issues 5th Series of Unsecured Subordinated Bonds

Tokyo, November 29, 2010—Nomura Holdings, Inc. today announced that it has determined the terms of its 5th series of unsecured subordinated bonds in the total principal amount of 50 billion yen to be issued to institutional investors in Japan. Terms of the issue are as outlined below.

5th Series of Nomura Holdings, Inc. (the “Issuer”) Unsecured Subordinated Bonds

1.	Amount of Issue	50 billion yen

2.	Denomination of each Bond	100 million yen

3.	Issue Price	100 yen per face value of 100 yen

4.	Interest Rate	2.773% per annum

5.	Offering Period	November 29, 2010

6.	Payment Date	December 6, 2010

7.	Interest Payment Dates	May 26 and November 26 of each year

8.	Maturity Date	November 26, 2025

9.	Redemption Price	100% of the principal amount

10.	Early Redemption	The Issuer may, with the approval of the Japanese Financial Services Agency, redeem the outstanding Bonds at any of the interest payment dates on or after November 26, 2020.

11.	Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the Bonds.

12.	Subordination	With respect to redemption of, or payment of interest on, the Bonds, the right to claim of the bondholders shall be restricted (or subordinated to other creditors of the Issuer) under certain circumstances including, but not limited to, commencement of bankruptcy procedures, corporate reorganization procedures or civil rehabilitation procedures in Japan or elsewhere.

13.	Place for Application	Head office and branch offices of Nomura Securities Co., Ltd.

14.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

15.	Fiscal Agent	Resona Bank, Ltd.

16.	Rating	The Bonds have been given a rating of “A” from Rating and Investment Information, Inc. and “A+” from Japan Credit Rating Agency, Ltd.

Ends

The purpose of this press release is to make a general public announcement concerning the public offering for the 5th series of unsecured subordinated bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	+ 81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 5th series of unsecured subordinated bonds outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.